Exhibit 99.1

zhibao technology inc. 2026 equity INCENTIVE PLAN

FORM OF STOCK OPTION GRANT AGREEMENT

I. NOTICE OF OPTION GRANT

Grantee Name: __________________________________

Address: _________________________________________

Zhibao Technology Inc., an exempted company incorporated with limited liability under the laws of the Cayman Islands (the “Company”) hereby grants the undersigned Grantee (the “Grantee”) a stock option (the “Option”) to purchase shares of the Company’s Class A ordinary shares, par value $0.0001 per share (the “Shares”), subject to the terms and conditions of the Zhibao Technology Inc. 2026 Equity Incentive Plan (the “Plan”) and this Stock Option Grant Agreement (the “Grant Agreement”), as follows:

Grant Date:

Vesting Commencement Date:

Exercise Price per Share:		$

Total Number of Shares Granted:

Target Number of Shares Granted:

Total Exercise Price:	US$

Type of Option:	☑	Incentive Stock Option

	☐	Nonqualified Stock Option

Term/Expiration Date:		10 years

Vesting Schedule:

II. GRANT AGREEMENT

1. Grant of Option.

(a) Pursuant to the terms of the Plan, the Company hereby grants to the Grantee named in the Notice of Option Grant in Part I of this Grant Agreement, an Option to purchase the number of Shares set forth in the Notice of Option Grant, at the exercise price per Share set forth in the Notice of Option Grant (the “Exercise Price”). In the event of a conflict between the terms and conditions of the Plan and this Grant Agreement, the terms and conditions of the Plan shall prevail. Any capitalized terms not defined herein shall have the meaning set forth in the Plan.

(b) If designated in the Notice of Option Grant as an Incentive Stock Option (“ISO”), this Option is intended to qualify as an “incentive stock option” as defined in Code Section 422. Nevertheless, to the extent that it exceeds the $100,000 rule of Code Section 422(d), this Option shall be treated as a Nonqualified Stock Option (“NSO”). Further, if for any reason this Option (or portion thereof) shall not qualify as an ISO, then, to the extent of such nonqualification, such Option (or portion thereof) shall be regarded as an NSO. In no event shall the Company or any affiliate or any of their respective employees or directors have any liability to the Grantee (or any other person) due to the failure of the Option to qualify for any reason as an ISO.

2. Exercise of Stock Option. This Option shall be exercisable during its term as follows:

(a) Right to Exercise. This Option shall be exercisable cumulatively according to the vesting schedule set forth in the Notice of Option Grant, but the Option may not be exercised for a fraction of a Share.

(b) Method of Exercise. This Option shall be exercisable by delivery of an exercise notice in the form attached as Exhibit A (the “Exercise Notice”) or in a manner and pursuant to such procedures as the Administrator may determine, which shall state the election to exercise the Option (to the extent then vested), the number of Shares with respect to which the Option is being exercised (the “Exercised Shares”), and such other representations and agreements as may be required by the Company. The Exercise Notice shall be accompanied by payment of the aggregate Exercise Price as to all Exercised Shares, together with any applicable withholding taxes. This Option shall be deemed to be exercised upon receipt by the Company of such fully executed Exercise Notice accompanied by the aggregate Exercise Price, together with any applicable withholding taxes.

(c) Compliance. No Shares shall be issued pursuant to the exercise of the Option unless such issuance and such exercise comply with Applicable Law. Assuming such compliance, for income tax purposes, the Shares shall be considered transferred to the Grantee on the date on which the Option is exercised with respect to such Shares. The Shares shall be unregistered unless the Company voluntarily files a registration statement covering such Shares with the U.S. Securities and Exchange Commission.

3. Method of Payment. Payment of the aggregate Exercise Price shall be by any of the following, or a combination thereof, at the election of the Grantee:

(a) cash;

(b) delivery of Shares that the Grantee has owned for at least six months (valued at Fair Market Value on the date of exercise);

(c) by a broker-assisted cashless exercise in accordance with procedures approved by the Administrator, whereby payment of the Exercise Price may be satisfied, in whole or in part, with Shares subject to the Option by delivery of an irrevocable direction to a securities broker (on a form prescribed by the Administrator) to sell Shares and to deliver all or part of the sale proceeds to the Company in payment of the aggregate Exercise Price;

(d) for a NSO only and only if approved by the Administrator, as determined in its sole discretion, by delivery of a notice of “net exercise” to the Company, pursuant to which the Grantee shall receive the number of Shares underlying the Option so exercised reduced by the number of Shares equal to the aggregate Exercise Price of the Option divided by the Fair Market Value on the date of exercise;

(e) if approved by the Administrator, such other consideration and method of payment for the issuance of Shares to the extent permitted by Applicable Law; or

(f) any combination of the foregoing methods of payment.

4. Restrictions on Exercise. This Option may not be exercised if the issuance of such Shares upon such exercise or the method of payment of consideration for such Shares would constitute a violation of Applicable Law.

5. Nontransferability of Option. This Option may not be transferred in any manner other than by will or by the laws of descent or distribution and may be exercised during the lifetime of the Grantee only by the Grantee. The terms of this Grant Agreement shall be binding upon the executors, administrators, heirs, successors, and assigns of the Grantee.

6. Term of Option. This Option may be exercised only within the term set out in the Notice of Option Grant and may be exercised during such term only in accordance with the terms of this Grant Agreement and the Plan.

7. Tax Obligations.

(a) Applicable Withholding Taxes. The Grantee agrees to make appropriate arrangements with the Company (or the affiliate employing or retaining the Grantee) for the satisfaction of all applicable withholding taxes applicable to the Option exercise. The Grantee acknowledges and agrees that the Company may refuse to honor the exercise and refuse to deliver the Shares if such applicable withholding taxes are not delivered at the time of exercise.

(b) Notice of Disqualifying Disposition of ISO Shares. If the Option granted to the Grantee herein is an ISO, and if the Grantee sells or otherwise disposes of any of the Shares acquired pursuant to the ISO on or before the later of (i) the date two (2) years after the Grant Date, or (ii) the date one (1) year after the date of exercise, the Grantee shall immediately notify the Company in writing of such disposition.

(c) Section 409A. The Option is intended to be exempt from Section 409A, and it shall be administered and interpreted in a manner that is consistent with such intent.

8. Entire Agreement; Governing Law. This Grant Agreement constitutes the entire agreement of the parties with respect to the subject matter hereof and supersedes in their entirety all prior undertakings and agreements of the Company and the Grantee with respect to the subject matter hereof, and may not be modified in a manner materially adverse to the Grantee’s interest except by means of a writing signed by the Company and the Grantee. This Grant Agreement will be governed by and construed in accordance with the internal laws of the State of Delaware, without reference to any choice of law principles.

9. Notices. Any notice to be given under this Grant Agreement to the Company must be in writing and addressed to the Company in care of the Company’s Secretary at the Company’s principal office or the Secretary’s then-current email address. Any notice to be given under the terms of this Grant Agreement to the Grantee must be in writing and addressed to the Grantee at the Grantee’s last known mailing address or email address in the Company’s personnel files. By a notice given pursuant to this Section 9, either party may designate a different address for notices to be given to the party. Any notice will be deemed duly given when actually received, when sent by email, when sent by certified mail (return receipt requested) and deposited with postage prepaid in a post office, or when delivered by a nationally recognized express shipping company.

10. Compensation Recovery.

(a) The Grantee agrees that this Option and any Shares or other benefits or proceeds therefrom that the Grantee may receive hereunder shall be subject to forfeiture and/or repayment to the Company pursuant to any recovery, recoupment, “clawback” or similar policy of the Company, as may be amended from time to time, and with the provisions of any such Company policy deemed incorporated into this Grant Agreement without the Grantee’s additional or separate consent.

(b) At any time during the three years following the date(s) on which this Option vests, the Company reserves the right to and, in the appropriate cases, will seek restitution of all or part of any Shares that have been issued pursuant to this Grant Agreement if the Grantee engaged in intentional misconduct that caused or partially caused the need for such a restatement, or the Grantee has been determined to have committed a material violation of law or Company policy or to have failed to properly manage or monitor the conduct of a Service Provider who has committed a material violation of law or Company policy whereby, in either case, such misconduct causes significant harm to the Company.

(c) In the event the number of Shares issued pursuant to this Option is determined to have been based on materially inaccurate financial statements or other Company performance measures or on calculation errors (without any misconduct on the part of the Grantee) at any time during the three years following the date(s) on which this Option vests, the Company reserves the right to and, in appropriate cases, will seek restitution of the Shares received pursuant to this Grant to the extent that the number of Shares received exceeded the number of Shares that would have been exercised and issued had the inaccuracy or error not occurred.

(d) For purposes of the foregoing, the Grantee expressly and explicitly authorizes the Company to issue instructions on the Grantee’s behalf, to any brokerage firm and/or third-party administrator engaged by the Company to hold any Shares and other amounts acquired pursuant to this Option to re-convey, transfer or otherwise return such Shares to the Company upon the Company’s enforcement of its rights under this Section 10. By accepting this Grant, the Grantee agrees and acknowledges the Grantee is obligated to cooperate with and provide any and all assistance requested by the Company in its efforts to recover or recoup Shares or the proceeds received therefrom pursuant to this Grant, which may include, but shall not be limited to, executing, completing and submitting any documentation necessary to facilitate the Company’s efforts to recover or recoup Shares or the proceeds received therefrom pursuant to this Grant. Additionally, by accepting this Grant, the Grantee acknowledges and agrees that no recovery or recoupment action pursuant to this Section 10, any Company clawback policy or otherwise will constitute an event that triggers or contributes to any right of the Grantee to resign for “good reason” or “constructive termination” (or similar term) under any agreement with the Company.

(e) This Section 10 is not intended to limit the Company’s power to take such action as it deems necessary to remedy any misconduct, prevent its reoccurrence and, if appropriate, based on all relevant facts and circumstances, punish the wrongdoer in a manner it deems appropriate.

11. Data Privacy Consent. In order to administer the Plan and this Grant Agreement and to implement or structure future equity grants, the Company, its subsidiaries and affiliates and certain agents thereof (together, the “Relevant Companies”) may process any and all personal or professional data, including but not limited to Social Security or other identification number, home address and telephone number, date of birth and other information that is necessary or desirable for the administration of the Plan and/or this Grant Agreement (the “Relevant Information”). By entering into this Grant Agreement, the Grantee (i) authorizes each Relevant Company to collect, process, register and transfer to each other Relevant Company all Relevant Information; (ii) waives any privacy rights the Grantee may have with respect to the Relevant Information; (iii) authorizes the Relevant Companies to store and transmit such information in electronic form; and (iv) authorizes the transfer of the Relevant Information to any jurisdiction which a Relevant Company considers appropriate. The Grantee shall have access to, and the right to change, the Relevant Information. Relevant Information will only be used in accordance with Applicable Law.

12. Counterparts. This Grant Agreement may be executed in one or more counterparts, each of which shall be deemed an original but all of which together shall constitute one and the same instrument. The execution of this Grant Agreement may be by actual or facsimile signature.

13. No Guarantee of Continued Service. THE GRANTEE ACKNOWLEDGES AND AGREES THAT THE VESTING OF THE OPTION PURSUANT TO THE VESTING SCHEDULE HEREOF IS EARNED ONLY BY CONTINUING AS A SERVICE PROVIDER AT THE WILL OF THE COMPANY (OR THE AFFILIATE EMPLOYING OR RETAINING GRANTEE) AND NOT THROUGH THE ACT OF BEING HIRED, BEING GRANTED THIS OPTION, OR ACQUIRING SHARES HEREUNDER. THE GRANTEE FURTHER ACKNOWLEDGES AND AGREES THAT THIS GRANT AGREEMENT, THE TRANSACTIONS CONTEMPLATED HEREUNDER, AND THE VESTING SCHEDULE SET FORTH HEREIN DO NOT CONSTITUTE AN EXPRESS OR IMPLIED PROMISE OF CONTINUED ENGAGEMENT AS A SERVICE PROVIDER FOR THE VESTING PERIOD, FOR ANY PERIOD, OR AT ALL, AND SHALL NOT INTERFERE IN ANY WAY WITH THE GRANTEE’S RIGHT OR THE RIGHT OF THE COMPANY (OR THE AFFILIATE EMPLOYING OR RETAINING GRANTEE) TO TERMINATE GRANTEE’S RELATIONSHIP AS A SERVICE PROVIDER AT ANY TIME, WITH OR WITHOUT CAUSE.

The Grantee represents that the Grantee is familiar with the terms and provisions thereof, and hereby accepts this Option subject to all of the terms and provisions thereof. The Grantee has reviewed the Plan and this Option in their entirety, has had an opportunity to obtain the advice of counsel prior to executing this Grant Agreement, and fully understands all provisions of the Option. The Grantee hereby agrees to accept as binding, conclusive, and final all decisions or interpretations of the Administrator upon any questions arising under this Option or this Grant Agreement. The Grantee further agrees to notify the Company upon any change in the residence address indicated below.

Signature Page Follows

PARTICIPANT	ZHIBAO TECHNOLOGY INC.

Signature	By

Print Name	Print Name

Print Title

Residence Address

EXHIBIT A

EXERCISE NOTICE

Zhibao Technology Inc.

Floor 3, Building 6, Wuxing Road, Lane 727

Pudong New Area, Shanghai China, 201204

Attention: Secretary

1. Exercise of Option. Effective as of today, ________________, ____, the undersigned (the “Grantee”) hereby elects to exercise the Grantee’s stock option (the “Option”) to purchase ________________ Shares of Class A ordinary shares (the “Shares”) of Zhibao Technology Inc. (the “Company”) under and pursuant to the Zhibao Technology Inc. 2026 Equity Incentive Plan (the “Plan”) and the Stock Option Grant Agreement, dated ______________, _____, by and between the Company and the Grantee (the “Grant Agreement”).

2. Delivery of Payment. The Grantee herewith delivers to the Company the full purchase price of the Shares, as set forth in the Grant Agreement, and any and all withholding taxes due in connection with the exercise of the Option.

3. Rights as Shareholder. Until the issuance of the Shares (as evidenced by the appropriate entry on the books of the Company or of a duly authorized transfer agent of the Company), no right to vote or receive dividends or any other rights as a shareholder shall exist with respect to the Shares subject to the Option, notwithstanding the exercise of the Option. The Shares shall be issued to the Grantee as soon as practicable after the Option is exercised in accordance with the Grant Agreement. No adjustment shall be made for a dividend or other right for which the record date is prior to the date of issuance.

4. Tax Consultation. The Grantee understands that the Grantee may suffer adverse tax consequences as a result of the Grantee’s purchase or disposition of the Shares. The Grantee represents that the Grantee has consulted with any tax consultants the Grantee deems advisable in connection with the purchase or disposition of the Shares and that the Grantee is not relying on the Company for any tax advice.

5. Interpretation. Any dispute regarding the interpretation of this Exercise Notice shall be submitted by the Grantee or by the Company forthwith to the Administrator, which shall review such dispute at its next regular meeting. The resolution of such a dispute by the Administrator shall be final and binding on all parties.

6. Governing Law; Severability. This Exercise Notice will be governed by and construed in accordance with the internal laws of the State of Delaware, without reference to any choice of law principles. In the event that any provision hereof becomes or is declared by a court of competent jurisdiction to be illegal, unenforceable or void, this Exercise Notice shall continue in full force and effect.

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7. Entire Agreement. The Grant Agreement and Plan are incorporated herein by reference. This Exercise Notice and the Grant Agreement constitute the entire agreement of the parties with respect to the subject matter hereof and supersede in their entirety all prior undertakings and agreements of the Company and the Grantee with respect to the subject matter hereof.

Submitted by:	Accepted by:

GRANTEE	ZHIBAO TECHNOLOGY INC.

Signature	By

Print Name	Print Name

Print Title
Address:

Date Received

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